Exhibit 99.1

Brookfield Canada Office Properties

REPORT ON VOTING RESULTS

Annual and Special Meeting of Unitholders
June 28, 2017

National Instrument 51-102 — Section 11.3 (Canada)	Form 6-K (U.S.A)

The Annual and Special Meeting of Unitholders of Brookfield Canada Office Properties (the “Trust”) was held on Wednesday June 28, 2017 at 1:00 p.m. local time at the Hockey Hall of Fame, 30 Yonge Street, Toronto, Ontario, Canada. At this meeting, there were 132 unitholders represented in person or by proxy holding 21,224,441 trust units of the Trust (the “Trust Units”), representing approximately 80.29% of the 26,433,448 issued and outstanding Trust Units and three unitholders represented in person or by proxy holding 67,088,022 Special Voting Units, representing 100% of the issued and outstanding Special Voting Units as at the record date for the meeting.

Approval of Special Resolution

The special resolution attached as Appendix “B” (the “Resolution”) to the management information circular of the Trust dated May 8, 2017 (the “Information Circular”) approving a redemption agreement (the “Redemption Agreement”) with Brookfield Property Partners L.P. (“BPY”), pursuant to which the Trust will become an indirect wholly-owned subsidiary of BPY through the redemption by the Trust of all of the issued and outstanding Trust Units not already owned by BPY and its subsidiaries (the “Redemption”), as more particularly described in the Information Circular was approved by ballot as follows:

Class	Outcome	Votes For	Proxy %	Votes Against	Proxy %
Trust Units and Special Voting Units (Standard Approval)	Passed	86,530,693	98.1	1,635,701	1.9%
Trust Units (Minority Approval)	Passed	8,855,207	84.4	1,635,701	15.6%

Election of Trustees

All of the trustees nominated for election at the meeting were elected by acclamation. Management received proxies to vote for the election of trustees and the allocation of the votes among the elected trustees was as follows:

	Trustee	Votes For	Votes Withheld
Trust Units	Colum Bastable G. Mark Brown Thomas F. Farley Roderick D. Fraser Paul D. McFarlane Susan L. Riddell Rose T. Jan Sucharda	19,476,945 17,165,337 18,704,206 19,459,382 19,477,844 19,085,801 18,709,026	1,593,743 3,905,351 2,366,482 1,611,306 1,592,844 1,984,887 2,361,662
Special Voting Units	Colum Bastable G. Mark Brown Thomas F. Farley Roderick D. Fraser Paul D. McFarlane Susan L. Riddell Rose T. Jan Sucharda	67,088,022 67,088,022 67,088,022 67,088,022 67,088,022 67,088,022 67,088,022	nil nil nil nil nil nil nil

Appointment of External Auditor

Deloitte LLP was reappointed as the external auditor of the Trust until the next annual meeting of unitholders and the trustees were authorized to fix the remuneration to be paid to the external auditor. Management received proxies to vote on these matters as follows:

	Outcome	Votes For	Votes Withheld
Trust Units	Carried	21,193,022	23,735
Special Voting Units	Carried	67,088,022	nil

Other Business

There were no other matters coming before the meeting that required a vote by either the holders of Trust Units or Special Voting Units.

Brookfield Canada Office Properties

“Michelle Campbell”
Name: Michelle Campbell Title: Assistant Secretary

June 28, 2017